SHIN CORPORATION

[redacted]

06016481

RECEIVED
2006 SEP -5 A 10:56
OFFICE OF INTERNATIONAL CORPORATE FINANCE

August 25, 2006

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 120/2006**

  Subject: Notification of the adjustment to exercise price and exercise ratio of ESOP Warrants Grant I, II, III, IV & V

  Date: August 25, 2006

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED
SEP 06 2006
THOMSON FINANCIAL

B

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

dlw 9/5

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
August 25, 2006

SHIN 120/2006

August 25, 2006

Subject: Notification of the adjustment to exercise price and exercise ratio of ESOP Warrants Grant I, II, III, IV & V

To: The President
The Stock Exchange of Thailand

According to the Board of Directors' Meeting of Shin Corporation Public Company Limited (the "Company") No. 8/2006 held on August 15, 2006 passed a resolution to approve the dividend payment for the first half of year 2006 to shareholders at the rate of 1.30 Baht per share, totaling of Baht 4,153.99 million.

Upon the resolution, the Company has announced to distribute the dividends in excess of 50% of the net profit after income tax. This has affected on exercise price and exercise ratio of warrants to purchase the Company's ordinary shares, which were offered to directors and, employees of the Company (ESOP) Grant I, II, III, IV & V, as stated in Clause 2.6 (v) of the Prospectus offering the ESOP Program of the Company. The ESOP warrant holders shall not be decreased their rights. The adjustment to exercise price and exercise ratio of ESOP Warrants Grant I, II, III, IV & V were shown as follow;

ESOP Grant I	**Before adjustment**	**After adjustment**
Exercise price (Baht / share)	17.029	16.645
Exercise ratio (Warrant : Common Share)	1 : 1.04530	1 : 1.06942
Number of shares to be allotted (Shares)	410,049	410,049
ESOP Grant II	**Before adjustment**	**After adjustment**
Exercise price (Baht / share)	13.077	12.782
Exercise ratio (Warrant : Common Share)	1 : 1.04530	1 : 1.06942
Number of shares to be allotted (Shares)	5,319,896	5,319,896
ESOP Grant III	**Before adjustment**	**After adjustment**
Exercise price (Baht / share)	34.832	34.046
Exercise ratio (Warrant : Common Share)	1 : 1.04530	1 : 1.06942
Number of shares to be allotted (Shares)	9,813,177	9,813,177
ESOP Grant IV	**Before adjustment**	**After adjustment**
Exercise price (Baht / share)	40.481	39.568
Exercise ratio (Warrant : Common Share)	1 : 1.03160	1 : 1.05540
Number of shares to be allotted (Shares)	16,745,000	16,886,400*

ESOP Grant V	Before adjustment	After adjustment
Exercise price (Baht / share)	37.68	36.830
Exercise ratio (Warrant : Common Share)	1 : 1	1 : 1.02307
Number of shares to be allotted (Shares)	14,256,100	14,584,988*
Number of additional shares to be allotted after adjustment of exercise price and exercise ratio of ESOP Grant I, II, III & IV	**Total 470,288 shares**	

* calculated from the remaining of unexercised warrants

** To reserve additional shares for ESOP Grant 4 and 5, excluding Grant 1, 2 and 3 because the company has reserved sufficient shares for ESOP.

The new exercise price and new exercise ratio shall be effective immediately on April 25, 2006 or the first day of XD sign posting onwards. As a result, provided that, the Company currently has sufficiently reserved shares for the exercise of ESOP warrants. The Company, therefore, will allot the additional shares to reserve for the new exercise ratio of ESOP Grant I, II, III, IV and V in the next of the Shareholders' meeting.